

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Mr. David Polonitza
The Committee to Enhance ITEX
23 Retford Ave.
Cranford, NJ 07016

> **Re: ITEX Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 18, 2010**
> **Soliciting Materials Pursuant to Rule 14a-12**
> **Filed October 20, 2010**
> **Filed by Pagidipati Family, LP et al.**
> **File No. 000-18275**

Dear Mr. Polonitza:

We have reviewed your filings and your letter filed on October 18, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. In your response letter dated October 18, 2010, you state that certain information is found in the attached Appendix A and Appendix B, but no Appendix A or Appendix B has been submitted with your filing. Please advise.

2. In an appropriate place in your proxy statement, please disclose any potential effects of your proposal on existing stockholders of the company. For example, please discuss if you know of any existing ITEX agreements with change in control provisions that may be triggered by the election of your nominees.

Letter to Shareholders

3. You state that over the past year you have attempted to have a dialogue with the current board to discuss certain issues. Please provide a summary to us, with a view toward revised disclosure, of the contacts you have had with the company during the time period leading up to the current solicitation. You should describe in sufficient detail the specifics of any discussions between the parties.

Reasons for the Solicitation, page 2

The identification of a material weakness in ITEX's internal controls, page 3

4. Please disclose why you believe a chief financial officer with a strong accounting background is needed to ensure that ITEX can correct its accounting deficiencies, especially considering the material weakness that the company identified in the Form 10-Q for the period ended April 30, 2010 related to inadequate process level controls.

Lack of true independence of ITEX's board, page 3

5. We note that the http://www.morsebest.com/boardDirectors.aspx link results in an error page. Please revise or advise.

6. You state that ITEX is not compliant with NASDAQ's requirements relating to the Audit Committees. However, as ITEX is not listed on NASDAQ they are not required to be complaint with NASDAQ listing standards. Please revise to remove any implication that ITEX is required to be listed on a NASDAQ exchange or, as a result, be compliant with NASDAQ listing requirements. Please also note that Rule 10A-3 is a federal regulation, rather than a NASDAQ rule, and applies by its terms to issuers who are either listed on a national securities exchange or quoted on the automated quotation system of a national securities association. Please revise any disclosure you retain on this subject accordingly.

Our Plan to Maximize Stockholder Value, page 3

7. Please revise your preliminary proxy statement to quantify the expected costs to ITEX to hire a new management team, including a chief financial officer, change of control expenses to replace the current management and the costs of listing on NASDAQ. Please also compare these quantified expenses to the company's cash flow.

8. Please elaborate upon your reference to "appropriate experience" in the context of hiring a full-time chief financial officer.

9. We note your disclosure of what your nominees intend to accomplish, if elected. Please also indicate that there is no assurance that, even if your nominees are elected, they will be able to successfully carry out each of the items you mention.

Upon restructuring the franchise business, return excess cash flows beyond…, page 4

10. Please provide the support for the table that you state discloses the book value/share, return on equity and return on assets of ITEX from July 31, 2005 through July 31, 2009.

11. Please revise to describe how much more than ITEX's current distributions, if any, you expect to return to shareholders and provide support for your projections.

Actively recruit entrepreneurs with the proper fit to join ITEX's…, page 5

12. Please provide support for the statement that ITEX lists 200 potential locations for an ITEX office. Also, please discuss why the amount of capital required to start a new franchise and the number of entrepreneurs currently seeking a franchise led you to conclude that adding four new brokers in the first nine months of fiscal 2010 is unacceptable and provide support for the statement.

Rebuild the relationship between ITEX's franchisees and the Company, page 5

13. We note your discussion in your response letter dated October 18, 2010, which provides the basis for your statements regarding the relationship between ITEX and its brokers. Please discuss in your filing why your discussion with members of ITEX's Broker Network, the current organic growth of the ITEX Marketplace, the fee structures franchisees must pay ITEX and communication procedures between the Broker Network and its parent led you to conclude that the relationship between ITEX and its Broker Network needs to be rebuilt. Please discuss what measures the Committee will implement to rebuild this relationship.

Our Nominees have the experience and qualifications to address…page 5

14. Briefly describe the business experience during the past five years of Mr. Pagidipati; his principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Please refer to Item 401 of Regulation S-K. Please make similar revisions to your disclosure on page 10.

Election of Nominees, page 7

15. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to

David Polonitza
The Committee to Enhance ITEX
October 27, 2010
Page 4

being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Information about the Nominees, page 8

16. Please tell us how you concluded that each of your nominees will be independent under the applicable rules of the The NASDAQ Stock Market LLC.

Solicitation of Proxies; Expenses, page 15

17. You state that you may employ a variety of methods to solicit proxies. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Certain Information Regarding the Committee to Enhance ITEX, page 16

18. On a supplemental basis, advise us as to how the Committee to Enhance ITEX was formed. In doing so, explain what you mean when you state that the Committee is headed by, among other individuals, Corner Market Capital, Inc.

19. You state that David Polinitza "was formerly a Captain in the United States Army and has been a member of the military since 2002." Your use of the phrase "has been a member" implies he still is a member of the military and yet your disclosure on page A-1 indicates that he ceased his affiliation with the military this year. Please revise or advise.

20. It is unclear why, in this section, you separately present information regarding the participants in this solicitation and the Nominees, considering the nominees are considered participants in this solicitation. For example, you present the shares owned by Mr. Mohan separately from those held by the other participants, even though Mr. Mohan is considered a participant in this solicitation. Please revise or advise.

Other Matters, page 19

21. You refer security holders to information that you are required to provide that will be contained in ITEX's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. If you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please confirm your understanding in your response letter.

Additional Information, page 20

22. We note that you are not taking responsibility for the accuracy or completeness of any information concerning ITEX contained in the proxy statement. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

Your Vote is Important, page 21

23. In paragraph two you state that "[o]nly your dated proxy card for the Annual Meeting will count at the Annual Meeting." Please revise to state that only your last dated proxy card will count at the Annual Meeting.

Annex A

Information About the "Participants in the Solicitation"

24. Please revise to identify all participants in this solicitation as defined under Instruction 3 to Item 4(b) of Schedule 14A. In this regard, we note that on page 16 you identify each member of The Committee to Enhance ITEX as a participant, while your disclosure in this section only identifies the nominees and the Committee Chairmen as participants. Please revise your filing to consistently identify who is a participant in this solicitation as defined under Instruction 3 to Item 4(b) of Schedule 14A.

25. Please revise the disclosure regarding Dr. Wayne P. Jones to indicate the timeframe in which he has served as Chief Executive Officer of The University Group, LTD. Also, please disclose the timeframe he has served as the Chief Executive Officer of The University Group, LTD in your disclosure regarding Dr. Jones experience found on pages five and eight.

26. Please ensure that the information you present here is consistent with the similar information you present elsewhere in the proxy statement on pages 5-6, 7-8 and 16-17. For example, here your disclosure regarding Mr. Sidd Pagidipati indicates that he is no longer serving as Chief Operating Officer of Freedom Health and yet page 16 indicates otherwise.

Transactions in Company Securities, page A-2

27. You disclose information relating to any transaction in shares of Common Stock by certain members of The Committee to Enhance ITEX during the past two years. You also state that Dr. Wayne P. Jones and Sidd Pagidipati have not engaged in any transactions in shares of ITEX common stock during the past two years. Please also confirm that Corner Market Capital Management, Inc. Corner Market Capital U.S., Inc. Corner Market Capital Corp., Sanjeev Parsad, Alnesh Mohan and Paul W. Kim have also not engaged in any transactions in shares of ITEX common stock during the past two years.

Form of Proxy

28. Please clearly mark the form of proxy as a "Preliminary Copy." See Rule 14a-6(e)(1) of Regulation 14A.

Additional Soliciting materials filed October 20, 2010

29. In future soliciting materials, please ensure that you remove the statement in the first paragraph indicating that you have not yet filed a proxy statement with the SEC and, instead, direct readers to the proxy statement you have filed.

30. Please tell us why the unidentified executives you describe here are not considered participants in the solicitation pursuant to Item 4 of Schedule 14A.

31. Please phrase any further claims regarding your proposed executive leadership team's ability to implement the Committee's plan as constituting your intention, and qualify any such statements with qualifying disclosure that you cannot give any assurances in this regard that any such plans will be successfully implemented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or David Orlic, Special Counsel in the Office of Mergers and Acquisitions at (202) 551-3503 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Charles P.T. Phoenix
       Phoenix Law
       Via facsimile